Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

The Bank of New York Company, Inc.

(Commission File No. 1-06152)

Mellon Financial Corporation (Commission File No. 1-7410)

Forward Looking Statements

The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time expected, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

Additional Information About this Transaction

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc and/or Mellon Financial Corporation. in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC

FINAL TRANSCRIPT

on March 24, 2006. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

The following is a transcript from the analyst call on Thursday, January 18, 2007.

Conference Call Transcript

BK - Q4 2006 The Bank of New York Earnings Conference Call

EVENT DATE/TIME: JAN. 18. 2007 / 8:30AM ET

CORPORATE PARTICIPANTS

Ken Brause

The Bank of New York - Head of IR

Tom Renyi

The Bank of New York - Chairman, CEO

Todd Gibbons

The Bank of New York - CFO

Bruce Van Saun

The Bank of New York - Vice Chairman

Gerald Hassell

The Bank of New York - President

CONFERENCE CALL PARTICIPANTS

Gerard Cassidy

RBC Capital Markets - Analyst

Ken Usdin

Bank of America Securities - Analyst

Tom McCrohan

Janney Montgomery Scott - Analyst

Brian Bedell

Merrill Lynch - Analyst

David Hilder

Bear Stearns - Analyst

Andrew Collins

Piper Jaffray - Analyst

Mike Mayo

Prudential Equity Group - Analyst

Betsy Graseck

Morgan Stanley - Analyst

Robert Lee

KBW - Analyst

Glenn Schorr

UBS - Analyst

PRESENTATION

Operator

Welcome to the Bank of New York’s fourth quarter 2006 earnings conference call. Today’s conference is being recorded. [OPERATOR INSTRUCTIONS] Now Ken Brause, Head of Investor Relations for Bank of New York, thank you, sir.

Ken Brause - The Bank of New York - Head of IR

Thank you, and good morning, everyone, and welcome to our fourth quarter earnings call for The Bank of New York. Before we begin, let me remind you that our remarks may include statements about future expectations, plans, and prospects, which are forward-looking statements. The actual results may differ materially from those indicated or implied by the forward-looking statements as a result of various important factors. Including those identified in our 2005 10-K and our most recent 10-Q and other documents filed with the SEC, that are available on our website at www.bankofNY.com. Forward-looking statements in this call speak only as of today, January, 18, 2007. We will not update forward-looking statements to reflect facts, assumptions, circumstances, or events which have changed after they were made. Now I’d like to turn the call over to Tom Renyi, Chairman and CEO of The Bank of New York Company.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Ken, and good morning to everyone. With me this morning is Todd Gibbons our Chief Financial Officer; I also have asked Bruce Van Saun, our Vice Chairman to be with us this morning. As I think all of you are aware that Bruce will become the Chief Financial Officer of the merged entity when we merge with Mellon Financial. Bruce will comment, make some comments as it relates to the environment in ‘07 and certainly be available for some questions. Also with us this morning is our President, Gerald Hassell, and I’ve asked Gerald to join us this morning to — also to respond to any questions that people may have with regard to our clients and the client mood and manner, especially as it relates to our pending merger with Mellon Financial.

Now as you all saw from our release this morning, we closed out the year with another strong quarterly performance. And I believe it is a perfect capstone on what has been a watershed year for our company. Throughout 2006, we proved our ability to execute on a variety of levels. We executed the asset swap with JP Morgan to replace our low growth, retail business with corporate trust, a global corporate trust book which is high growth and high margins. And through that, it has made us the clear global leader in corporate trust.

We also formed in ‘06, BNY ConvergEx, which has greatly strengthened our position in our agency brokerage business and equity execution in terms of the capital commitments we make to that as well as the outlook for growth and profitability. It also provides us an ability to provide clients with comprehensive leading-edge capabilities in the execution area.

These two transactions have sharpened our focus, and have strengthened our business mix, but it also helps set the stage for the year’s defining transformational event. And that being our agreement to merge with Mellon Financial to create the largest security servicing and asset management firm globally, and one of the few, if any, large cap financial services growth companies. This is a powerful combination and one that we expect to result in even better service and even better value for our clients than we do today. That will be quickly and strongly accretive to our shareholders. And that transaction that will provide the kind of long-term growth and franchise value that our investors would expect of us.

In terms of financial performance, ‘06 — in ‘06 we have continued to demonstrate the earnings power of our franchise and our ability to execute on the opportunities with our client base. We’ve continued to win significant

FINAL TRANSCRIPT

new business and gain recognition as the leader in service quality among many of our businesses. Our asset quality has remained excellent and we have continued to make progress in managing our cost base through reengineering and relocation initiatives. We’re bringing as much of our revenue growth as possible to the bottom line and thereby delivering positive operating leverage. In taking all of these strategic and financial accomplishments into account it’s safe to say that we’ll look back upon ‘06 as a defining period for our company.

Now looking at the fourth quarter numbers, I was especially pleased with our strong performance in issuer services who simply had an outstanding year, with also, I might add great outlook for the future. Also private banking and asset management had an excellent year. And these two, these were just two, I think of the standouts in a quarter in which virtually every business line performed well. Operating EPS of $0.58 reflects our new business mix but excludes merger and acquisition items, certainly up over last year’s fourth quarter, but for the year operating EPS was $2.26, up over 11%.

Now, Todd will walk you through the details of our quarter. But I want to make a few comments here where I think that our growth demonstrates again, once again the power of the business model and it is built upon an expectation that financial markets and asset flows will become increasingly global in nature. That trend continued to be strong in the fourth quarter with heightened market activity across borders and our performance reflects our ability to capitalize on that trend. Virtually every product line that we’ve got has an international component and a growing one at that. Let me isolate one metric that I think demonstrates these trends and that is cross border assets under custody.

Now total assets under custody was up 19% from a year ago, $800 billion sequentially to $13 trillion. The component that is cross border however, increased 38% from a year ago and that stands at $4.7 trillion or over 36% of total assets. This percentage has been steadily increasing and we expect it to continue to increase. Beyond the numbers, there were other achievements that I think bodes well, quite well for our future. Specifically the awards and recognition that we’ve received for the quality of our products and our services. In the fourth quarter alone, we received the top ranking for securities lending in the global custody survey. We were named best custody bank by Global Finance for the 7th consecutive year and we earned top transfer agent recognition from Group 5 for the 5th consecutive year. And again, we won several awards in foreign exchange.

It’s these honors and rankings that reflect our ability to create value and deliver a superior client experience. That is something we are confident we can sustain throughout the transition and integration period and is a priority objective within that transition process. The quality indicators that we have depicted we can build on as we come together with Mellon and match strength with strength.

We also believe that we can sustain our new business momentum even within, again, this transition period. In fact, asset servicing or our custody businesses alone since the announcement that we made on December 4, we have been awarded 144 new deals representing $95 billion in assets. We continue to have great traction in the marketplace. So overall, we’re executing on our opportunities, we’re delivering quality services to our client base, and we’re positioning our company to accelerate growth and generate attractive returns going forward. With that, I’d like to ask Todd to share more details surrounding the quarter. Todd?

Todd Gibbons - The Bank of New York - CFO

Thanks, Tom. Obviously the change in our business mix creates challenges for you in performing your analysis and measuring our run rate. So let me try to help you properly frame our results and how you should think about us going forward. For the fourth quarter, you will want to focus on operating results from continuing operations of $0.58 per share. Continuing operations removes any items related to our old retail business, including the gain on sale, and incorporates the acquired corporate trust business that came on our books on October 1. Operating results removes the impact of the merger and integration cost. This is the base level of performance going forward.

Comparisons to prior periods on this basis, however, are not as useful, which is why we again, provided adjusted numbers that include retail for prior periods. Operating results on that basis were $0.58 compared to an adjusted $0.53 a year ago. As we indicated on our last quarterly call, we said that if we got a reasonable, seasonal balance

FINAL TRANSCRIPT

like we’ve seen in prior quarters, the Street estimates of around mid 50s sounded right. We anticipated that the uptake in our core business would offset the dilution from the swap transaction, and that is exactly what happened. Performance was strong in basically every business line.

Issuer services, as Tom had indicated remains a standout with fees up nearly 100% year-over-year. That increase reflects the impact of the corporate trust business we acquired, which added 129 million of fees in the quarter. But even excluding the acquisition, year-over-year growth in issuer service fees was still an impressive 24%. Our existing corporate trust book of business alone grew at a double digit rate, reflecting strength in areas we’ve highlighted before, structured, and global products.

Depository receipts also had another excellent quarter, one of its best ever. There continue to be capital raisings and new issues notably by emerging market issuers which supported cross border flows. This quarter was also a strong one for corporate actions, particularly dividends and M&A. We entered 2007 with a good pipeline and a position of clear market leadership, which will benefit us going forward.

Broker deal services continues its upward momentum. These grew by 16% quarter-over-quarter and 14% for the year. The drivers were the same as in prior quarters. Collateral management continues to gain acceptance around the world and is now encompassing new asset classes, as well. Global clearance activities are also growing nicely. Investor services fees were up 10% over the year ago quarter, reflecting organic growth across all business products, especially global custody, offshore mutual funds administration, exchange-traded funds, and hedge funds servicing. We saw a return to good volumes in the fourth quarter after the summer slow down. The one exception here was securities lending, which was adversely impacted by the spread between the treasury repo rate and the Fed funds rate, which has not been this tight since post — since right after 9/11. As we’ve described, our securities lending program is predominantly fixed income and thus sensitive to that spread.

Private banking and asset management was also a strong performer with revenues up 25% sequentially and 42% from a year ago. The sequential increase is attributable to organic growth and assets under management and higher performance fees at Ivy Asset Management, and Alcentra as well as increased fees in the private bank. The growth versus a year ago reflects these factors just mentioned plus the Alcentra and Urdang acquisitions. Assets under management in this sector were up 25% versus a year ago and now total $131 billion. The decline in execution in clearing fees was entirely due to the removal of businesses that went out to BNY ConvergEx. On an adjusted basis fees grew over 8% from the year ago quarter. Pershing now represents 80% of that line, and they had a very good quarter, driven by organic growth and heightened levels of customer activity.

Looking at net interest income and the margin, it too was strong reflecting the acquired corporate trust business. About half of the $99 million sequential increase in NII in the fourth quarter, related to that acquired business. The mix of deposits that came over to us at the close was favorable to the net interest margin percent since it included all of the noninterest bearing deposits in the business. Income on the approximately $10 billion of foreign deposits that will come over in the second quarter and are mostly interest-bearing is recorded now as in this quarter as economic value revenue and noninterest income. If you were to adjust for these deposits, the margin this quarter would have been approximately 2.09% versus the 2.27% reported.

The balance of the growth in net interest income primarily reflects heightened customer activity levels, which generated increased noninterest bearing and attractively priced interest bearing deposits. For the near future, we anticipate that the margin should be roughly 2%, but recognize it can bounce around a bit based on customer activity levels. These areas of strength more than offset a slightly lower than expected result in foreign exchange and other trading. FX was up modestly versus the third quarter and down from the third quarter of last year, impacted once again by continuing low volatility. This softness was offset by strength in other trading activities, particularly fixed income. The full-year FX results were strong, up 12% given the customer activity and the favorable market conditions we enjoyed in the first half. We expect foreign exchange volumes to remain strong for the foreseeable future, but also expect volatility to remain a bit below average for a while.

Turning to expenses, again focusing on a continuing operation basis, there are impacts on almost every line from the acquired corporate trust business as well as the removal of the BNY ConvergEx business. First of all, it was a good performance quarter, so incentive comp was higher. We also had higher costs related to temporary health associated

FINAL TRANSCRIPT

with a number of items, such as staff relocations and the two transactions that closed. Expense related to the amortization of intangibles rose due to the Corporate Trust acquisition and they also included a $6 million one-time impairment charge related to customer intangibles of certain European businesses. Also impacting the quarter was $22 million of expense in the other category that we paid to JP Morgan for servicing the Corporate Trust balances that did not yet convert to our systems. As this business comes over, some of this expense will show up in other line items while some will be eliminated by synergies.

With respect to operating leverage, the change in our business mix and many of the items that I’ve described have rendered these calculations less meaningful than in prior periods. This current quarter, however, is now the new basis for comparisons going forward. Let me conclude my comments on the quarterly financials and elaborate on a few special items.

During the quarter, we took both a $6 million writedown of certain low-income housing investments and the $6 million impairment charge mentioned earlier. Combined that’s about $0.01 after tax of nonrecurring costs. Offsetting these charges were gains that account for about $0.03 after tax, namely the larger negative provision, the $11 million gain on the sale of a partnership, and the lower tax rate. All in all, a net of $0.02 of positive items on top a very strong core results. With that, I’ll turn it over to Bruce to comment on what to expect for 2007. Bruce?

Bruce Van Saun - The Bank of New York - Vice Chairman

In terms of our outlook for ‘07, we see moderate global economic growth in the year ahead. With continued momentum in the capital markets and a slight decline in short-term interest rates. Looking at some of the key metrics, we assume U.S. equity prices will be up 6 to 8%, U.S. nonprogram equity volumes up 4 to 6%, fixed income markets should be reasonably strong, equity capital raising should remain steady, and we expect to see continued strong growth in M&A volumes. All in all, a backdrop that remains favorable for our operating model.

Given these factors and the momentum we carried into the year, we expect to show particular strength in investor services as we continue to benefit from the globalization of the financial markets and asset flows. The strong secular trend in heightened cross border investing will continue to power good results in the depository receipts business as well. We also expect foreign exchange and other trading results to benefit given these cross border investment flows and we’re hopeful that volatility eventually bounces off what are currently 10-year lows.

Our fixed income-linked businesses, corporate trust, and broker dealer services are both poised to benefit from continued vibrancy in the fixed income markets as global and structured products will continue to lead the way with increased activity. Private banking and asset management should perform well as we enter the year with momentum and we will get the built-in benefit of asset growth at our alternatives complex, featuring Ivy, Alcentra, and Urdang.

In terms of NII, the new corporate trust business has added an attractive deposit base to our balance sheet. We currently anticipate only modest average earning asset growth in 2007. The net interest margin should be reasonably steady in spite of the inverted yield curve that should persist for much of 2007. We anticipate that credit costs will still be well below but through the cycle mean in 2007, although they will likely will be positive for the year.

As to operating leverage, the comparisons with prior year periods will not be meaningful given the strategic transactions that took place in 2006. However, rest assured that our focus on delivering positive operating leverage in each of our business segments remains intense. We will continue with our various corporate programs, such as migrating an additional 600 staff in ‘07 to lower cost locations such as Manchester, UK, Orlando, Florida, and India, our data center consolidation and decommissioning will continue and we will realize additional synergies of the acquired corporate trust business as conversions are completed.

The tax rate should be slightly higher next year in the 32 to 33% range. In light of the asset swap transaction, we have no share repurchases planned for the remainder of the year. We expect the share count in 2007 to increase by about 10 million shares relative to the year-end shares of 756 million in 2006 because of employee exercises and the higher share price. From a capital planning standpoint, we’re estimating about 300 million in premiums associated with routine acquisitions and contingent payments. Obviously, if no opportunities arise, we would rebuild our capital ratios faster.

FINAL TRANSCRIPT

In terms of the merger with Mellon, our goal is to close the transaction around the beginning of the third quarter, which means we’ll have two quarters of stand alone Bank of New York and then report on a combined basis for the second half of the year, which is when you’ll begin to see the benefits of the combined, more powerful company. During 2007, you can expect to see us begin to harmonize our segment reporting alignment and methodologies with Mellon, hopefully as soon as the first quarter. We will also build a template to report on our progress in delivering on both revenue and expense synergies.

So in summary, we have good business momentum as we enter 2007, and we feel positive about our outlook and are confident that the focus on merger integration with Mellon will not disrupt that momentum. With that, let me hand it back to Tom. Tom?

Tom Renyi - The Bank of New York - Chairman, CEO

Well, before we take your questions, let me update you on the Corporate Trust conversion and then I would like to offer a few comments about the merger process, as well with Mellon Financial.

First, in terms of the Corporate Trust conversion, everything remains on schedule, client satisfaction remains quite high, and our results remain on plan, in fact a little bit better than planned. Last month we successfully completed the conversion of the corporate municipal and global Americas business segments that we gained through the asset swap. It is a substantial conversion in that it involved more than 40,000 clients, 90,000 securities, cash positions, and processing more than $47 billion in principal and interest payments. So it was a substantial portion of the transition, and I think an excellent test of the template for our conversion process. And done, again, very successfully.

The next phases of the conversion will involve our structured finance, the CDO business, international, and our loan agency segments. These we expect to finish by the end of the second quarter and, again, completing the conversion in advance of the Mellon integration start. As it relates to the Corporate Trust acquisition, fees are coming in a little bit less than expected, but are more than offset by higher net interest and better expense performance and thus, as a result we are tracking slightly better than the deal model. That fact further fuels our confidence that we can achieve our performance objectives over the coming year.

Now, in terms of the Mellon transition planning, clearly it’s in the early days, early stages of it. But our planning is again, on track, we’ve made significant progress that is very well seen here, certainly internally. And we will continue to update everyone associated with it as the decisions are made regarding the plans for the new organization. The integration team is meeting weekly and in fact, we’ve been meeting weekly since mid December. We’ve each respectively designated integration heads for each of our business lines and shared services areas. And we’re currently focused on designing the organizational structure that optimizes the strengths of both companies and the combined employee base. All of our efforts are being guided by one central mandate and that is doing it right by every client.

I have to say client reaction has been overwhelmingly positive and we have continued to have good traction in the marketplace as our new business numbers would indicate. We’re going to maintain that level of enthusiasm and optimism by undertaking a thoughtful and deliberate transition and integration process. We’re applying the best practices in the industry and ensuring that continuity of service is our top priority. We’ve got a team of people that are dedicated to the transition. And we’re doing that to ensure that the people on the front lines, the people that our clients rely on day-to-day remain fully focused on serving those clients.

These are measures that we’ve taken with our corporate trust integration and it’s — it is working exceptionally well for our clients. With that said, let me assure you, though, that we are not waiting on this merger, nor are we distracted by the transition and integration process. As Bruce indicated, we’ve got two more quarters as a stand alone company and we intend to make them successful. What we are doing is staying focused on the business at hand, we’re winning new customers, we’re providing the customers that we have with great service, and we’re continuing to move our growth initiatives forward.

FINAL TRANSCRIPT

I want to remind everyone here that the majority of our revenue streams coming from our security servicing businesses at the Bank of New York remain untouched by this merger process and, thus, I think gives evidence as to reason why we are confident that our business momentum will in fact continue in this first half of the year. All of this is really a part of doing it right for our clients and then, of course, ultimately all of our shareholders.

Looking at the year ahead, we entered ‘07 with great momentum, a strength in business mix, and a favorable capital markets environment. I think given those factors and our demonstrated ability to execute on our goals, we’ve got greater confidence than ever in our ability to deliver strong results in the year ahead. The pending merger with Mellon Financial raises our prospects to an entirely new level. Opening up new opportunities to lead and to grow and to really set a higher standard of performance for our industry. With that, I’d like to ask the operator to open up the calls for our questions. Thank you.

FINAL TRANSCRIPT

QUESTION AND ANSWER

Operator

Yes, thank you. [OPERATOR INSTRUCTIONS] Gerard Cassidy with RBC Capital Markets, please go ahead with your question.

Gerard Cassidy - RBC Capital Markets - Analyst

Thank you, and good morning.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning.

Gerard Cassidy - RBC Capital Markets - Analyst

The question I had was on the private banking and asset management fees. How much of that included the incentive fee that you talked about? Mellon, of course had very strong incentive fees yesterday? What were the numbers for you folks?

Tom Renyi - The Bank of New York - Chairman, CEO

Go ahead.

Todd Gibbons - The Bank of New York - CFO

A significant amount of the increase was attributed to performance fees related to the asset management around both. Taking into consideration the — also the higher incentive costs that are associated to the asset management around by Alcentra and Ivy. Taking into consideration, also the higher incentive costs that are associated with that, the impact to the quarter was really not material.

Tom Renyi - The Bank of New York - Chairman, CEO

Yes, I would amplify that, Gerard, saying that our performance fees as a percentage of total fees have run generally 3 to 5%. In the quarter they were probably closer to 10%. In an absolute dollar standpoint, that was up about $10 million. And as Todd indicated, the way the comp formulas work, they hit certain thresholds and a good chunk of that flowed into compensation as opposed to the bottom line. So from a sequential standpoint, if that does not recur in the first quarter, there’s very minimal exposure to continuing results.

Gerard Cassidy - RBC Capital Markets - Analyst

Okay. And then, Tom, you mentioned something about the Corporate Trust business is going well. Fee revenues are a little bit light from what you planned, but you’re more than making up for that in the net interest revenue. On the fee area, is it competition? Is it pricing? What kind of — from your original kind of budget what you guys had in your mind, what’s causing the differential?

FINAL TRANSCRIPT

Tom Renyi - The Bank of New York - Chairman, CEO

Let me ask Gerald to pick that up.

Gerald Hassell - The Bank of New York - President

Yes, Gerard, this is Gerald Hassell. First of all, the organic growth within The Bank of New York’s existing Corporate Trust business on a fee basis was up a very healthy double digit rate. So when we talk about the fees as it relates to the JPM transaction, it’s fees only associated with the JPM piece that came over, not the overall growth rate in Corporate Trust fees. The overall growth rate in Corporate Trust fees has been excellent. And I think some of the slippage, if you will, versus the deal model was that The Bank of New York was winning the business as opposed to JPM Chase, and then that’s been more than offset in terms of the deal model with the improved economics of the deposit flows. We’re seeing a greater level of deposit flows and the value of those deposits are excellent.

Gerard Cassidy - RBC Capital Markets - Analyst

Thank you.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Gerard. Next question.

Operator

Thank you, our next question comes from Ken Usdin with Bank of America Securities, please go ahead.

Ken Usdin - Bank of America Securities - Analyst

Couple quick questions. First of all, Todd, if you could expand upon that 22 million that you mentioned in the other expense line that’s being paid to JP Morgan for balances. Can you just go through that again? Did you say that some expenses will stay and some will be eliminated of that?

Todd Gibbons - The Bank of New York - CFO

Yes, let me explain what that is. Under the transition services agreement, we are still using some of their services as the business transitions over to us. And, especially related to those balances. So they are paying for those costs. As the business transitions over to us and we put it on our systems, we think we are going to get some synergies out of it, although some of those costs will obviously be retained by us, as well.

Ken Usdin - Bank of America Securities - Analyst

But that, and those synergies are not part of the cost saves? I just wanted to distinguish that between that and the cost saves.

Todd Gibbons - The Bank of New York - CFO

That’s part of the synergies that we will pull through with the deal model.

FINAL TRANSCRIPT

Ken Usdin - Bank of America Securities - Analyst

And related to that then, as far as the synergies recognition is concerned, can you give us an update of — did you track to the 15% that you had planned as far as getting in the run rate? And how are you tracking on the cost save side relative to the other expectations you had laid out for the 90 to 115 from Corporate Trust?

Todd Gibbons - The Bank of New York - CFO

Yes, we are tracking, probably slightly ahead of where we had expected in the deal model. So when you pull the whole thing together, when we look at revenues, just about in line and probably slightly ahead with the expense savings that we had anticipated to show pretty close to plan, maybe slightly better.

Ken Usdin - Bank of America Securities - Analyst

Okay. My other quick question was just on the investor services business. Tom had mentioned the good strength in sequential quarter investments and investment custody assets, I should say. Can you just contrast the relative amounts of strength that there was there? Were that conversions late in the quarter? Did we just not see some of the power kind of in the custody part of that business? Or was sec running just down that much? I would have expected a much bigger pop in the investor services business.

Todd Gibbons - The Bank of New York - CFO

This is a good one for Gerald.

Gerald Hassell - The Bank of New York - President

Yes. The investor services on a sequential basis, you saw the assets under custody on a sequential quarter basis up about 6.5%. That’s a reflection of both the investor services and the strength in the ADR business. And on the fee side, fees alone were up 10% year-over-year. And the net interest income was also up very significantly. And you have to remember net interest income is a powerful engine for the investor services business. Just like it is in Corporate Trust. There was a negative offset in terms of securities lending being a decline on a quarter-over-quarter basis. So the core engine, in fact, has performed quite well on a quarter to quarter basis and year-over-year basis. We are gaining more assets under custody from all across the board and as Tom indicated in his opening comments, the new business momentum post the announcement has been excellent.

Ken Usdin - Bank of America Securities - Analyst

Okay. Thanks a lot.

Tom Renyi - The Bank of New York - Chairman, CEO

Thanks, Ken. Next question, please.

Operator

Thank you, our next question comes from Tom McCrohan with Janney Montgomery Scott. Please go ahead.

FINAL TRANSCRIPT

Tom McCrohan - Janney Montgomery Scott - Analyst

Hi, good morning. I had a quick question on the balance sheet you gave us a pro forma net interest margin if those deposits were on your balance sheet. Can you just give us a sense of what pro forma net interest income would have been this quarter if those balances were there? And how should we think about the size of the balance sheet once those deposits come over?

Todd Gibbons - The Bank of New York - CFO

Yes, Tom, we broke out what the economic value was on those deposits as a separate line item on the fee items. And they would have been, I think the number was about $23 million. So you could just add that to NII and take it out of that other income line.

Tom McCrohan - Janney Montgomery Scott - Analyst

Your NII would have been—?

Todd Gibbons - The Bank of New York - CFO

Would have been $23 million higher.

Tom McCrohan - Janney Montgomery Scott - Analyst

And how about the balance sheet size?

Todd Gibbons - The Bank of New York - CFO

About $10 billion larger.

Tom McCrohan - Janney Montgomery Scott - Analyst

10 billion larger.

Todd Gibbons - The Bank of New York - CFO

Well, the spread on that, if you analyze the 23, it would be about 90 basis points, Tom.

Tom McCrohan - Janney Montgomery Scott - Analyst

Okay. Great. That’s all I had, thank you very much.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Tom. Next question, please.

FINAL TRANSCRIPT

Operator

Yes, our next question comes from Brian Bedell with Merrill Lynch, please go ahead.

Brian Bedell - Merrill Lynch - Analyst

Good morning, guys.

Tom Renyi - The Bank of New York - Chairman, CEO

Good morning, Brian.

Brian Bedell - Merrill Lynch - Analyst

Just a couple questions. One on, Todd, I think you mentioned your expectations for the net interest margin to be about 2% in the near future. Is that related to the 2.27% this quarter or from the 2.09 pro forma?

Todd Gibbons - The Bank of New York - CFO

Yes, that’s related to the 2.09 pro forma, Brian.

Brian Bedell - Merrill Lynch - Analyst

Okay. Once again, — I guess we’ll see some margin, you’re expecting some moderate margin compression from 227 in the first quarter and then that pro forma margin will be realized at some point in the second quarter when you bring on the—?

Todd Gibbons - The Bank of New York - CFO

Well, Brian, we’re a little bit different. I wouldn’t call it margin compression. What ends up happening with our business is based on transactional levels and they’re high in the fourth quarter. There’s frictional cash that stays with us. Especially in this higher rate environment, that’s a very positive to the spread. So there’s going to be a little noise to the margin on a quarter to quarter basis just reflecting that kind of activity.

Brian Bedell - Merrill Lynch - Analyst

Sure. And this quarter, your margin was much higher than—.

Todd Gibbons - The Bank of New York - CFO

The interest-frees in particular were very strong, Brian. If that sustains into the first half of the year, that would tend to put it higher than 2%. But we’re just putting it in perspective that that will bounce around a little bit.

Brian Bedell - Merrill Lynch - Analyst

That’s perfectly understandable. Great. And then, how much did you say securities lending dropped linked quarter?

FINAL TRANSCRIPT

Todd Gibbons - The Bank of New York - CFO

We don’t disclose it Brian, we don’t break it out in our numbers.

Brian Bedell - Merrill Lynch - Analyst

Okay.

Todd Gibbons - The Bank of New York - CFO

I know you’d love to see it.

Tom Renyi - The Bank of New York - Chairman, CEO

It was slight, it wasn’t significant.

Todd Gibbons - The Bank of New York - CFO

But there was—.

Tom Renyi - The Bank of New York - Chairman, CEO

Ordinarily you would expect to see a bounce from third quarter to fourth quarter, and we didn’t get that.

Brian Bedell - Merrill Lynch - Analyst

Right. Right. Given the things you mentioned. And then depository receipt growth, can you talk about that just on the DR line alone, say sequentially and year-over-year? I know you don’t disclose it, but can you talk about just the growth rates?

Tom Renyi - The Bank of New York - Chairman, CEO

It was very positive. And so you can just tell by the tone of my voice we’re very pleased with the growth in ADRs. And we saw it on the positive side where the issues were greater than the cancellations. And so that really bodes well for future trading activity and DRs, cross border investing continues to be at a very robust rate and DR has benefited very, very nicely from that.

Brian Bedell - Merrill Lynch - Analyst

And so you expect it to revert a little bit in the first quarter on a seasonal basis?

Tom Renyi - The Bank of New York - Chairman, CEO

Yes. On a seasonal basis the first quarter typically is a bit softer because you don’t have as much corporate actions and dividend activity. The second and fourth quarters tend to be the strongest as it relates to seasons. But we do expect, I think as Bruce said in his sort of market commentary that the trend line is very positive.

FINAL TRANSCRIPT

Bruce Van Saun - The Bank of New York - Vice Chairman

A good barometer for that business, Brian, is the fact that assets under custody that are going up.

Brian Bedell - Merrill Lynch - Analyst

Right. Right. So the secular trends continue to be very good there and that should help buffer some of the negative seasonality in 1Q I guess, right?

Bruce Van Saun - The Bank of New York - Vice Chairman

Yes.

Brian Bedell - Merrill Lynch - Analyst

Then just lastly a question for Tom. Do you think with your merger, essentially taking some capacity out of the system a little bit, do you anticipate any pricing or significant pricing pressure in the custody industry over the next couple of years as a result of your merger with Mellon?

Tom Renyi - The Bank of New York - Chairman, CEO

Significant pricing pressures?

Brian Bedell - Merrill Lynch - Analyst

Kind of like what we saw with State Street and Deutsche Bank. Maybe contrast maybe your thoughts on sort of the industry versus what we saw—?

Tom Renyi - The Bank of New York - Chairman, CEO

No, I don’t see that, Brian. I think really we have not seen the intensity of the pricing pressures for sometime now. I think the State Street, Deutsche Bank situation had — was somewhat of an anomaly. I think there was some very unusual characteristics of that. Again, as I’ve said, in Deutsche Bank you had a very disenchanted — disenfranchised client base that was looking to see some good things happening very quickly and so that in itself created some turmoil and had an impact on pricing strategies. I don’t see that here, obviously, we’re consolidating the marketplace so there’s one less, one less player, if you will. On the other hand, you’ve got in this particular case two very, very happy client bases that are very, very comfortable where they are. You’ve got the client service people very comfortable, and their abilities to service their clients. So there’s not anywhere near — there is no turmoil here. And so it’s very different. And therefore I think in terms of pricing, I don’t see any pressures and who knows, we might be able to see a little bit of even greater price stability. And if not, pricing power somewhere down the road.

Brian Bedell - Merrill Lynch - Analyst

Great. Thanks for that.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Brian. May I have the next question please?

FINAL TRANSCRIPT

Operator

Yes, sir, next question comes from David Hilder with Bear Stearns. Please go ahead.

David Hilder - Bear Stearns - Analyst

Good morning, gentlemen.

Tom Renyi - The Bank of New York - Chairman, CEO

Morning, David.

David Hilder - Bear Stearns - Analyst

Tom, you mentioned at the beginning, I think 144 new mandates since the merger was announced, but presumably those reflected proposals and activity that had taken place, mostly well before the merger was announced. What are the typical lead times of proposals that lead to mandates of that sort? So when might we look, perhaps, more closely to see how your new business efforts are going since the merger announcement?

Tom Renyi - The Bank of New York - Chairman, CEO

Sure. Let me make one comment about it, David, and then I’m going to turn it over to Gerald. But the 144 awards that I mentioned were roughly split in terms of actually closings as well as mandates. So there was a significant portion of that, those wins as we described it were mandated to us after the merger. So there was an opportunity for these clients to pull back, if you will, or reassess. And they did not. In fact, no one did. With that, though, let me talk to, turn it over to Gerald in terms of the cycle.

Gerald Hassell - The Bank of New York - President

Yes, the cycle is — depends on the size of the client. The larger the size of the client, the longer the cycle because they’re much more thorough and in the process and they typically have more customized requirements, if you will. And so that cycle tends to be kind of in the 4 to 6 month category. The smaller clients are much, much quicker in terms of the RFP and response process.

I think to Tom’s point, certainly a large percentage of the awards that we got were mandates that were in the process right close to the announcement date and they’ve since been announced to us. Some of those aren’t even in full contract form and clearly they haven’t even migrated into assets under custody and revenue generating. And so, we feel very good about the process and the pipeline of — the pipeline remains as robust as we’ve seen it in a long time. And we track it very closely. And we have not seen any pull back in terms of our ability to go after new business.

Tom Renyi - The Bank of New York - Chairman, CEO

I think the — this is an important issue here. It’s obviously top of mind for a lot of people here. And it is for us, as well. And the way we’ve structured, again, the merger and integration process is to have a dedicated group of people to devote themselves full-time to actually getting facilitating the decision-making and the decision making throughout the Company, both in terms of organizational structure systems, locations, all the infrastructure associated with it. What that means then is that we’ve got the vast, vast majority, 99% of the staff here devoted to what they do typically, and in particular the sales effort. The global sales force is there, it is being incentivized to pay attention to their clients, to nurture, call on, help service, help the

FINAL TRANSCRIPT

product service people deliver their services and to very importantly, stay in touch and better understand the client needs. Once we can present ourselves as a combined organization, I can assure you that we will be ready to service them and we will have that cycle well underway that Gerald is just referring to.

David Hilder - Bear Stearns - Analyst

Okay. Thanks very much to both of you.

Tom Renyi - The Bank of New York - Chairman, CEO

May, I have another question, our next question please?

Operator

Our next question comes from Andrew Collins with Piper Jaffray. Please go ahead.

Andrew Collins - Piper Jaffray - Analyst

Good morning. Just wondering what the $0.02 of positive items were in terms of the one-timers if you could elaborate a little bit more on those?

Todd Gibbons - The Bank of New York - CFO

Well, the total is $0.03. One was a — one was a securities gain that was a little higher than our normal run rate as we had an opportunity to sell one of our private equity holdings at a pretty significant gain. And we went ahead and did that. Another was $0.01 was related to the synfuel credits that we had talked about. We had indicated that if oil stayed at the level that we — that it actually did or had gone down to that. We would benefit from that. And finally, we had a higher than — we had a negative provision just reflecting the very good credit situation we’re in as well as the disposition of some legacy distressed aircraft leases.

Bruce Van Saun - The Bank of New York - Vice Chairman

Those $0.03 — that $0.03 is the gross number. But then again, as Todd indicated when he went through the kind of the pluses and minuses, there were two $6 million charges separately that went $0.01 the other way, Andy. So that’s how you get to the net $0.02.

Andrew Collins - Piper Jaffray - Analyst

Okay. So, I guess if you look at the $0.55 number as a core number here in the fourth—?

Bruce Van Saun - The Bank of New York - Vice Chairman

No, no, it was $0.58 reported and there’s $0.02 net, so it’s $0.56 if you’re going to do the math.

Andrew Collins - Piper Jaffray - Analyst

Okay. So then we start out with a little bit of seasonal weakness in the first quarter and build from there?

FINAL TRANSCRIPT

Bruce Van Saun - The Bank of New York - Vice Chairman

Well, it remains to be seen. I think all our businesses have excellent momentum going into the first quarter. So I think our outlook for the first half of the year continues to be good.

Andrew Collins - Piper Jaffray - Analyst

And the tax rate going back up to kind of more normal levels? 32 to 33%, right?

Bruce Van Saun - The Bank of New York - Vice Chairman

Correct.

Andrew Collins - Piper Jaffray - Analyst

In the first quarter?

Bruce Van Saun - The Bank of New York - Vice Chairman

Depending on the price of oil. As you see, again, we’ve got that little bit of variability in the tax rate due to oil prices and they’ve been quite soft in the beginning of the year here.

Andrew Collins - Piper Jaffray - Analyst

Okay. And then finally, I guess the margin if all goes according to plan would track towards 2% in the second quarter once you’ve closed on the JPM completely.

Tom Renyi - The Bank of New York - Chairman, CEO

That’s correct. It’ll probably be higher, a little higher than that on average because those deposits will come in towards the middle of the quarter.

Andrew Collins - Piper Jaffray - Analyst

Great. Thank you very much.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay, Andy. Next question, please.

Operator

Our next question comes from Mike Mayo with Prudential Equity Group.

Mike Mayo - Prudential Equity Group - Analyst

Good morning.

FINAL TRANSCRIPT

Tom Renyi - The Bank of New York - Chairman, CEO

Morning, Mike.

Mike Mayo - Prudential Equity Group - Analyst

Just want to confirm that the growth in securities processing link quarter, if you take out JP Morgan and you adjust for the divestiture of part of the clearing business as 7%? 7% link quarter growth on a core basis and securities process?

Tom Renyi - The Bank of New York - Chairman, CEO

That sounds about right.

Mike Mayo - Prudential Equity Group - Analyst

Okay. And I guess that was a lot better than it’s been and your peers. So—.

Todd Gibbons - The Bank of New York - CFO

And on a year-over-year basis it would be about 13%.

Mike Mayo - Prudential Equity Group - Analyst

So, I guess, part of the question is, what — how is the JP Morgan piece growing? Is it going to be tough to keep up with that 7% or not? What are you thoughts there?

Todd Gibbons - The Bank of New York - CFO

Well, I think as we gain control of the business and institute our approach to the business and management practices around the business, I think that’ll start to reaccelerate the growth rate in that business towards what we’re seeing on our own businesses.

Tom Renyi - The Bank of New York - Chairman, CEO

They had, there were leaders in two very high growth areas in the Corporate Trust world too. And that is the global business as well as the CDO business and we continue to see that business do well. So we think it will track. It’ll track nicely. And the teams have done a great job converting this business over.

Bruce Van Saun - The Bank of New York - Vice Chairman

And I might add, as well, that through the conversion process, we didn’t have all of the sales staff that we wanted in place because when you’re going through this sort of transition some of the sales staff drops off particularly on the global basis. And now that we’re converted and one company, we’re adding to the sales staff particularly in the global arena and we expect to take advantage of the global trends as it relates to Corporate Trust so that the growth rates will, in fact, match the ones that we’ve been achieving.

FINAL TRANSCRIPT

Tom Renyi - The Bank of New York - Chairman, CEO

Mike, I think this is in terms of the overarching, the backdrop for the global Corporate Trust business, we see the evolution of debt capital markets around the world continuing, that is a long-term trend, it began here in the U.S. 20 years ago in terms of migration off the banking system into the public markets. We see that continuing in every single market abroad, and that’s why the swap transaction with its emphasis on CDO structured credit, international global credit is so important to us, and I think will really be a driver. And it’s one of the reasons why you’re hearing a level of optimism surrounding generally the issue of service in the particular Corporate Trust that is so high.

Mike Mayo - Prudential Equity Group - Analyst

I think you said that the non-U.S. custody assets are growing almost twice as fast as those in the U.S.?

Tom Renyi - The Bank of New York - Chairman, CEO

That’s right 38 to 19 overall.

Mike Mayo - Prudential Equity Group - Analyst

But in the fourth quarter it actually grew 3 times faster. I wasn’t sure if that was due to the JP Morgan deal or some anomaly in the fourth quarter?

Bruce Van Saun - The Bank of New York - Vice Chairman

Again, a lot of it’s driven by the high level of DR activity.

Mike Mayo - Prudential Equity Group - Analyst

And do you think you’ll go back to that two times? Or are we seeing an actual acceleration?

Tom Renyi - The Bank of New York - Chairman, CEO

No, I would say we’re seeing — I think the fourth quarter was exceptionally good. Now, could it continue? The DR market — one of the points the underlying metrics that Gerald talked about, Mike, was issuance, issuance over cancelation. Issuance was very, very strong and in particular in the merging market area. And that is one of the, one of the — as we issue those DRs, that obviously has an impact on our assets under custody and then of course, they’re all cross border. So that’s, I think is a reflection of the increase, significant increase in cross border in the fourth quarter is a recognition of that. Can it continue on? I don’t know, but certainly as a trend line, cross border assets will clearly improve much more dramatically, much greater than domestic assets.

Mike Mayo - Prudential Equity Group - Analyst

And where are we on DR activity on the longer term trend line? For a while there we were waiting for it to come back, and it seems like now it’s finally coming back. Are we anywhere close to prior peak levels? Where are we?

FINAL TRANSCRIPT

Tom Renyi - The Bank of New York - Chairman, CEO

Well, we’re also — we’re at peak levels and probably beyond that. But I would have to say, Mike—. The mix is different. Back when we were still in the development stages of the DR, it was what is described as an ADR, the American Depository Receipt, which was the demand for by U.S. investors in offshore securities. The demand for offshore securities, investment offshore securities clearly has expanded globally, and therefore the DR that we are — the global depository receipt that we are issuing here now is really — the investor base is all over the world so that the characteristics of the DR market today is different than it was that the last peak that you described.

Gerald Hassell - The Bank of New York - President

The other aspect too that’s different is there was probably more transaction based revenue around kind of the ‘01 period where M&A was very robust and the DR instrument was being used around that and around a lot of capital raising transactions where as today we’re seeing just a very good base of underlying trading of the DRs. And I think there’s still probably some more room to go as the capital markets remain active and M&A stays very robust. So that could be another accelerant here.

Mike Mayo - Prudential Equity Group - Analyst

Do you report the pipeline for DRs? Or can you?

Tom Renyi - The Bank of New York - Chairman, CEO

We have not of late, but it continues to be quite, quite strong. There’s no cessation of interest in the creation of DRs or the usage of DRs by corporate issuers abroad. In particular, again, emerging markets are — is a very strong — there’s a strong demand for emerging market investments around the world. And one of the very best ways for an investor to gain access to the market is through the depository receipt, whether it’s traded in the NYSE, or it’s traded in the LSE, the London Stock Exchange, or in Hong Kong, it doesn’t matter. It doesn’t matter to us. So there continues to be an appetite for new corporate issuance using the DR security.

Mike Mayo - Prudential Equity Group - Analyst

And last question. I mean given the acceleration in the core growth of securities processing, again, the I guess 7% annualized, that’s kind of a crazy growth rate, any guidance for growth in securities processing for next, for this year now?

Tom Renyi - The Bank of New York - Chairman, CEO

We are not giving that—.

Todd Gibbons - The Bank of New York - CFO

I did in the prepared remarks talk about which businesses we thought had the most potential for next year. And I think what you’re seeing in terms of current trends, we would expect that momentum to continue into 2007.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay. Thanks, Mike.

FINAL TRANSCRIPT

Mike Mayo - Prudential Equity Group - Analyst

Thank you.

Tom Renyi - The Bank of New York - Chairman, CEO

Next question, please.

Operator

Yes, sir, next question comes from Betsy Graseck with Morgan Stanley, please go ahead.

Betsy Graseck - Morgan Stanley - Analyst

Thanks. Two questions. One on Corporate Trust. I think you sized the integration that you’ve already done in terms of number of clients and assets, could you give us a sense of the number of clients and assets that are impacted by the conversions that will be happening by the end of second quarter that remain?

Gerald Hassell - The Bank of New York - President

Well, in terms of percentages, about 40% of the business is already converted. And that took place in December.

Betsy Graseck - Morgan Stanley - Analyst

Right.

Gerald Hassell - The Bank of New York - President

And we have three other conversion dates scheduled through the first and the early part of the second quarter of ‘07. And as Tom indicated, all of that will be completed and converted by the time we contemplate closing on Mellon. So 40% of it’s already converted.

Betsy Graseck - Morgan Stanley - Analyst

Right and then on the Corporate Trust side, Tom I think you mentioned that it’s tracking better than expected with NII tracking better than expected and expenses tracking better than expected offsetting fees being a little bit weaker.

Tom Renyi - The Bank of New York - Chairman, CEO

That’s right.

Betsy Graseck - Morgan Stanley - Analyst

Is NII better than expectation a function of the funding? And if you could just give us a sense of how you’re anticipating that tract relative to any changes expected in the yield curve. And if you could just give us a sense as to the degree of material in the Corporate Trust running ahead of expectation.

FINAL TRANSCRIPT

Gerald Hassell - The Bank of New York - President

Yes. It’s running ahead largely because the deposits are higher than expected.

Betsy Graseck - Morgan Stanley - Analyst

Right.

Gerald Hassell - The Bank of New York - President

It’s not a rate driven—.

Betsy Graseck - Morgan Stanley - Analyst

So that’s more sustainable?

Gerald Hassell - The Bank of New York - President

Correct. And it’s not only the volume, it’s the mix too. The DDA side of this business continues to grow.

Betsy Graseck - Morgan Stanley - Analyst

Okay. And then just degree of materiality of how this is running relative to expectations is it— ?

Gerald Hassell - The Bank of New York - President

It is just about on plan.

Betsy Graseck - Morgan Stanley - Analyst

Okay.

Gerald Hassell - The Bank of New York - President

In total.

Betsy Graseck - Morgan Stanley - Analyst

Got it. And then on the Mellon integration, the upcoming Mellon integration, Gerald, could you just give us a sense at to the types of questions you’re getting from your current customer base and the types of questions you’re getting in the mandate process. I know you mentioned no mandates have been lost. But I would think that there would be some questions that you’re addressing.

FINAL TRANSCRIPT

Gerald Hassell - The Bank of New York - President

Yes, the customer reaction, the client reaction has been overwhelmingly positive, and I’ve been on a number of calls in front of institutions where they’ve said to me before I say it to them, you’re going to be a stronger, more powerful company with greater levels of cash flow generation and the ability to invest in products that service my needs at a faster rate. I think that’s a great combination. And so the institutions have said that to us before we even repeat it to them. I’d say the only marketplace where there are questions and it’s really a matter of timing is in the pension marketplace or the non for profit marketplace where consultants get heavily involved. And the consultants want the answers yesterday in terms of what’s the ultimate platform and service model for their particular marketplace. And that’s only, it’s a small, — not a small, but a segment of the overall investor services asset servicing business. The rest of the institutions insurance companies, banks, central banks, hedge funds, et cetera, we don’t have the same sort of issues. And so that’s the only segment of the market within asset servicing and it’s the one that we’re going to address the quickest in terms of telling the market what to expect from us on a combined basis. And we hope to be able to share that with the market fairly shortly.

Betsy Graseck - Morgan Stanley - Analyst

Okay. Fairly shortly in your view is what, a quarter?

Gerald Hassell - The Bank of New York - President

Yes.

Betsy Graseck - Morgan Stanley - Analyst

Okay. Thanks.

Tom Renyi - The Bank of New York - Chairman, CEO

Okay, Betsy, thank you. Another question?

Operator

Yes, our next question comes from Robert Lee with KBW. Please go ahead.

Robert Lee - KBW - Analyst

Thank you, good morning, everyone.

Tom Renyi - The Bank of New York - Chairman, CEO

Hey, Rob.

Robert Lee - KBW - Analyst

Couple questions. The tax guidance you gave, I’m assuming since we haven’t really talked about it in a while that includes any potential tax benefits from the swap or should I assume that’s pretty much just buried in the run rate?

FINAL TRANSCRIPT

Todd Gibbons - The Bank of New York - CFO

Yes, that’s incorporated and that’s really tax cash flow benefit that we get.

Robert Lee - KBW - Analyst

Okay. And the collateral management business, can you talk a little bit about the growth trends there? And how should we think of that as a proportion of broker dealer services how that compares to the clearing business?

Gerald Hassell - The Bank of New York - President

Yes, this is Gerald, I’ll take that question. The collateral management business continues to gain, again, it’s another global trend line, secular trend line where more asset classes are being put into the collateral management program and more investors, globally, are participating. And so the growth rate in collateral management has been a very healthy double digit rate, but also on the clearing side, what one used to think is a pretty staid business continues to see growth, as well. And so, the growth rates in both of them when you add it up, I think we’ve said are up about 16%, it’s pretty evenly split in terms of both of them were achieving that growth rate. It’s not one over dominating the other.

Robert Lee - KBW - Analyst

Okay. Great.

Todd Gibbons - The Bank of New York - CFO

Double digit growth across the board there right now.

Robert Lee - KBW - Analyst

Okay. And last question, I’m assuming the equity and earnings and BNY ConvergEx is flowing through other income?

Todd Gibbons - The Bank of New York - CFO

That’s correct.

Robert Lee - KBW - Analyst

Is it possible — I’m just curious what the bulk of contribution was?

Todd Gibbons - The Bank of New York - CFO

It’s modest, but about as we expected.

Robert Lee - KBW - Analyst

Okay. Thank you.

FINAL TRANSCRIPT

Gerald Hassell - The Bank of New York - President

You have to remember that’s — it’s a highly leveraged company. So they took on a lot of debt. So the flow through to us at 35% is not that material.

Robert Lee - KBW- Analyst

All right. Great. Thank you.

Tom Renyi - The Bank of New York - Chairman, CEO

Thank you, Rob. I think we’ve got time for one more question, please.

Operator

Yes, our last question comes from Glenn Schorr with UBS. Please go ahead.

Glenn Schorr - UBS - Analyst

Thanks very much. One follow-up on your comments related to the provision benefit. Good environment and disposable of aircraft leases, so obviously assuming there’s not a repeat of the aircraft leases, good environment, all I’m looking for is run rate going forward, I heard your comments on very slowly normalizing credit environment, but returning to provisions throughout the year. Does that start as of next quarter?

Tom Renyi - The Bank of New York - Chairman, CEO

Well—.

Glenn Schorr - UBS - Analyst

I don’t mean about the normal environment, that’s anyone’s guess, I’m talking about the extra stuff.

Tom Renyi - The Bank of New York - Chairman, CEO

I would love to be more precise about it, but I really, I don’t think we, this is not a precise game here. I think what we’re saying is that the — the credit asset quality here that we’ve got is extraordinary. We were seeing, obviously, some companies showing some turns in their relative positioning, but they aren’t necessarily reflective of us given the mix, the significant mix, the change in our corporate mix vis-a-vis a traditional commercial bank. We’re not a traditional commercial bank and either is that portfolio and we’ve changed the risk profile. So that’s awfully difficult to make any of those kind of comparisons.

But we do think that we’ve seen the best and that we should return to some positive provisioning in ‘07, but we’re not in the guidance business and we can’t — we’re just impossible to call it quarter to quarter. And we still have — we do still have some leases in our aircraft portfolio and we’ve said they’re highly reserved and secondly, you can see the environment and we’re going to take action we think it’s to our benefit to take action in the portfolio. In the meantime, it’s a benign aspect of our portfolio. So again, I can’t, we can’t predict on a quarter to quarter basis, Glenn, but we do think there will be some — likely to be some positive provisioning in ‘07.

FINAL TRANSCRIPT

Glenn Schorr - UBS - Analyst

Understood. And on the other expense line, if you take out the Corporate Trust transition clause there is still a reasonable pickup in the quarter. Anything specific to point to there?

Todd Gibbons - The Bank of New York - CFO

I think there’s generally seasonal factors that play there. There’s — T&E is usually a little bit high in the quarter. There were some legal costs associated with the transactions we worked on. I’d put it more to seasonal factors, Glenn.

Glenn Schorr - UBS - Analyst

Got it. And then final comment, follow-up to your comments on Betsy’s question in terms of questions you’re getting from clients and your comments related to the pension mark, which I hear you’ll have cleared. The one thing that I have a hard time with is—aren’t clients one day they’re very happy and they’re BK customers and/or Mellon customers and then the next day they find out there’s a merger. Doesn’t that mean that they go through like a year’s worth of integration or for them, is it no work? In other words I think that what myself and maybe others might be hung up on on, oh, boy, there’s going to be integration noise related to the transition. What is required on the behalf of a customer that just woke up one day and their custodian happened to do a merger?

Tom Renyi - The Bank of New York - Chairman, CEO

Right now absolutely nothing. There is nothing, Glenn, I — one, I want to make sure everyone is aware that as I tried to say, the majority and a substantial majority of revenues coming out of The Bank of New York security servicing business is untouched, untouched, by the merger. So we’re really talking about the custody.

Glenn Schorr - UBS - Analyst

Right.

Tom Renyi - The Bank of New York - Chairman, CEO

That’s the only element. It is substantial, but it’s not the majority here. I think on a combined basis it still won’t be the majority of our revenue base.

Gerald Hassell - The Bank of New York - President

I might add, even within custody. The customer bases are complementary rather than overlapping.

Tom Renyi - The Bank of New York - Chairman, CEO

Meaning that the — even within custody, both Mellon Financial and The Bank of New York were strong in different markets so that the actual overlapping was relatively modest, I have to say. And therefore we’re shrinking, even, again the further the universe of clients that would be impacted. Then through the systems process that we are going through in the integration is where we are really focusing on a, what is the back end and the front end here. And if back end systems likely will be in many cases The Bank of New York existing systems because of the nature of our client base, which was financial institutions that had a great deal of volume. And therefore our back end, our operating systems were truly industrial strength. That is going to be transparent to the client base.

FINAL TRANSCRIPT

Where the client will have some understanding of where they’re being impacted is what they see on the screen and the functionality. And in that case, that clearly will have a very — very much of a Mellon cast to it in terms of the systems that we’ll be utilizing and that is going to be of great benefit. So from that point of view, we are looking to do this where the client will only see the benefits. Will they have to make any changes? That is in the future 2 to 3 years out potentially. And, again, in that interim period, no impact on the client base. And that’s what we’re saying to them and what will take place.

Glenn Schorr - UBS - Analyst

That’s helpful, thanks.

Tom Renyi - The Bank of New York - Chairman, CEO

Great, Glenn, thank you very much. I appreciate again all the questions. This brings to a conclusion our fourth quarter earnings call. Thank you for joining us this morning. We certainly encourage you to continue to contact us through Ken Brause in Investor Relations if you’ve got any further questions on the quarter or what you’ve heard this morning. Thank you again, and have a very good day.